Exhibit 8

An Important Message For All

MONY Group Shareholders

Independent Proxy and Investment Advisors

Recommend that Shareholders Vote

AGAINST The AXA Merger

Highfields Capital Management is the owner of 2,184,500 MONY shares (4.63%) and has voted AGAINST the proposed sale of MONY to AXA. Like many of you, we invested in MONY with a view towards long-term equity appreciation. We have been a MONY shareholder for over five years and strongly believe that a sale at less than 75% of book value is not in the best interest of shareholders.

ISS AND GLASS, LEWIS BOTH RECOMMEND

A VOTE AGAINST THE AXA MERGER

You should know that Institutional Shareholder Services (“ISS”), a leading provider of independent proxy advisory services to over 700 institutional investors, mutual funds, and other fiduciaries, recommended to its clients that they vote AGAINST the merger. In issuing its recommendation, ISS stated that the merger price “is outside the boundary of reasonableness when compared to precedent transactions…”

ISS also highlighted management’s conflicts of interest stating: “The approximately $90 million in management payments for negotiating a deal that is the lowest price to book valuation in the nine years covered in the financial advisor report underscores the significant conflict of interest between management and shareholders.”

Glass, Lewis & Co., an independent analytical research firm which provides proxy voting advice to institutions, also recommended that its clients vote AGAINST. In its report, Glass, Lewis stated “The Company has been poorly managed by a team of executives that the Board has left in place for too long despite anemic performance. And now the Board has essentially conceded defeat—agreeing to a fire sale for less than the stated book value of the business. The decision to throw in the towel was appreciated, no doubt, by the management team, which likely sees this transaction as a way to both mask its own failures and collect tens of millions in golden parachutes.

“…Accordingly, this is not a situation we deem a ‘close call’ in which deference to the views of the Board and management are appropriate. This Company is simply worth more than AXA has agreed to pay for it.”

The AFL-CIO Office of Investment, which advises pension funds covering millions of workers and over $400 billion of assets, also has advised AGAINST the sale, citing concerns with “management’s credibility,” “excessive” executive severance and stating that the “price is too low.”

FEDERAL COURT

SIDES WITH SHAREHOLDERS

You should know that in recent days MONY management has launched a desperate attack against its own shareholders who oppose the sale of MONY.

MONY sued its own shareholders to stop us from sending you a proxy card that would make it easier for you to vote. The US Federal District Court in New York found that MONY’s claim was unfounded and contrary to long-standing SEC policy.

DON’T FALL FOR MANAGEMENT’S

SCARE TACTICS

•	Better Alternatives ARE Available. Management says that $31 per share is the best price available because of MONY’s poor earnings history and prospects (for which they are responsible), and that the future is bleak. Yet, before the AXA announcement, this same management reported that both industry conditions and MONY’s own performance were improving. We believe that the sale to AXA should be rejected, and that new management should be brought in to operate the Company.

•	Is a Sale for $31 Per Share “FAIR?” Management points you to a “fairness” opinion prepared by its investment banker. In its analysis, Glass, Lewis noted “…CSFB will receive its full fee of approximately $15 million only if shareholders approve the transaction and it is ultimately closed. We believe that these sorts of contingency fee arrangements have a tendency to taint the objectivity of financial advisors and render suspect the work they do in evaluating the fairness of a deal. In addition to our lack of enthusiasm for contingency fees, we have significant concerns in this instance about the actual work CSFB performed, as reported in the proxy statement. We believe that several of the principal methods used in the analysis are flawed and that CSFB’s conclusions should not, therefore, be relied upon.”

•	Major Shareholders and Fiduciaries OPPOSE the Sale to AXA. Numerous long-term and institutional shareholders of MONY, including mutual funds, registered investment advisors and other money managers holding almost 15% of MONY shares have already announced their strong opposition to the sale. Like Highfields Capital, many of these shareholders and investment managers are long-term investors in MONY and have a fiduciary duty to do what is best for their investors and clients.

•	Management’s Golden Parachute Payments are Grossly Disproportionate to the Anemic Premium it Negotiated for its Shareholders. Management says you should follow its advice rather than the views of your fellow shareholders. We ask you to consider management’s self-interest: management negotiated a transaction that could pay it approximately $90 million of compensation, but only approximately $79 million of premium to you and the hundreds of thousands of other MONY shareholders.

Ask yourself, who should you believe? Are your interests more aligned with MONY’s independent shareholders who have a duty to maximize the value of MONY shares for their investors and clients and are voting AGAINST the sale, or with Company executives who could receive approximately $90 million of total compensation if the sale to AXA is completed?

TIME IS SHORT! VOTE AGAINST THE AXA MERGER BY VOTING AGAINST

PROPOSALS 1 AND 2 ON THE MONY PROXY CARD

Even if you have previously returned a proxy card voting your shares for the merger, you have every right to change your mind and vote AGAINST the transaction. To revoke your previously voted proxy simply mark “AGAINST” under proposals 1 and 2, sign, date and mail your MONY proxy directly to MONY so that it is received prior to the February 24, 2004 special meeting of shareholders. Remember, the latest dated proxy card is the only card that counts.

HIGHFIELDS CAPITAL MANAGEMENT

Sincerely,

/s/ JONATHON S. JACOBSON	/s/ RICHARD L. GRUBMAN
Jonathon S. Jacobson	Richard L. Grubman
Managing Director	Managing Director

PLEASE VOTE YOUR PROXY TODAY

You may also vote “AGAINST” by telephone or internet. If you need assistance in voting your shares or have any questions please call:

[MACKENZIE PARTNERS INC. LOGO APPEARS HERE]

email: proxy@mackenziepartners.com

Toll-Free: (800) 322-2885 or call collect: (212) 929-5500

Highfields Capital has retained MacKenzie Partners, Inc., a proxy solicitation firm, in order to assist it in communicating with MONY shareholders in connection with MONY’s February 24, 2004 special meeting of shareholders to vote on the proposed sale to AXA. Highfields is communicating with MONY shareholders by means of an exempt solicitation under the federal proxy rules. Highfields urges all MONY shareholders to protect the value of their investment by voting AGAINST AXA’s efforts to buy MONY at a discounted price.